82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 AUG 26 AM 7:21

Santos



03029521

SUPPL

Date: Tue 26 Aug 2003 01:42:45 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Appendix 3B

Number of pages (incl. cover sheet): 7

dlw 8/28

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

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APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	50,000
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$5.12 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 50,000 options granted on 15 June 1999 pursuant to the Santos Executive Share Option Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	26 August 2003	
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	*583,412,293	Fully paid ordinary shares.
		3,500,000	Reset convertible preference shares.

* Includes 40,600 fully paid ordinary shares for which application for listing was made on 15 August 2003 effective 2 September 2003.

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,800	Fully paid ordinary shares allotted to eligible employees pursuant to the Santos Employee Share Purchase Plan.
		144,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		122,250	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		6,460,000	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 26 August 2003
Company Secretary

Print name: MICHAEL GEORGE ROBERTS

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Mon 25 Aug 2003 10:33:09 PM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos to increase interest in Stag oil field

Number of pages (incl. cover sheet): 4

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos

www.santos.com

newsrelease

26 August 2003

Santos to increase interest in Stag oil field

Santos Limited will increase its interest in the Stag oil field and acquire new exploration acreage in the Carnarvon Basin through an agreement to acquire Globex Far East Pty Ltd ('Globex') for US$15.8 million.

Globex is a wholly owned subsidiary of the US based Marathon Oil Company ('Marathon').

The effective date of the acquisition is 1 July 2003.

The Globex interests includes; WA-15-L containing the producing Stag oil field (12.5%), WA-246-P containing the Corvus gas discovery (15%), and WA-209-P containing the Reindeer gas discovery (19%).

Santos has been a participant in the Stag Field since its discovery by the Stag-1 exploration well in June 1993. Initial field production started in May 1998 with a peak rate of 30,000 barrels of oil per day reached in August 2000.

As a result of the acquisition Santos' interest in the Stag oil field increases from 54.166% to 66.667%.

The acquisition increases Santos' share of estimated oil production from Stag in 2003 by 300,000 barrels and in 2004 by 500,000 barrels. It also increases Santos participation in Carnarvon gas opportunities through the acquisition of Corvus and increased Reindeer gas interests.

"This is a good value-adding bolt-on acquisition for Santos in assets we know well," said Santos Managing Director, Mr John Ellice-Flint.

Interests in WA-15-L (Stag) are:

Apache Northwest P/L	33.333% (Operator)
Santos Offshore P/L	66.667%

Interests in WA-246-P are:

Apache Northwest P/L	45% (Operator)
Kufpec Aust P/L	20%
Pan Pacific Petroleum	10%
Tap (Harriet) P/L	10%
Santos Offshore P/L	15%

Interests in WA-209-P are:

Apache Northwest P/L	45% (Operator)
Santos Offshore P/L	55%

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Map attached

News Release **Santos**

Carnarvon Basin

WA-208-P

WA-1-P (1)

WA-1-P (2)

WA-209-P

WA-1-P (3)

Reindeer Gas Discovery

Corvus Gas Discovery

WA-209-P

WA-246-P

WA-209-P

WA-15-L

Stag Field

Indian Ocean

Dampier

Karratha

Western Australia

0 25

kilometres

Legend

- Santos acreage
- Oil Field
- Gas Field
- Gas Pipeline



Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 AUG 25 AM 7:21

Santos

Date: Sun 24 Aug 2003 10:20:35 PM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos further expands its SE Asian exploration acreage

Number of pages (incl. cover sheet): 3

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos

www.santos.com

newsrelease

25 August 2003

Santos further expands its SE Asian exploration acreage

Santos Limited announces that it has been awarded additional exploration acreage in the off-shore East Java Basin by the Indonesian government.

The new Production Sharing Contract (PSC) area, North Bali 1 is located east of Java and north of the island of Bali. The block covers 3,449 square kilometers in water depths ranging from 100 to 970 metres.

The East Java Basin is considered highly prospective for oil and several substantial oil and gas fields have been discovered within the vicinity of the North Bali 1 PSC area.

The commitment work program for the PSC includes the acquisition of 2D seismic data and the drilling of one exploration well within the next twelve months.

"The award of the North Bali 1 block continues our strategy of building a portfolio of high-potential exploration opportunities and further consolidates our position in the East Java Basin", said Santos' Managing Director, Mr John Ellice-Flint.

Santos has a 100 per cent interest in the permit and is the operator.

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Map attached

News Release

Santos

North Bali 1 Production Sharing Contract Area


0
100
Kilometres
Java Sea
Sampang PSC
Madura Offshore PSC
Kangean Islands
Madura Island
Surabaya
Madura Strait
Grati
North Bali 1
Bali Sea
East Java
Bali

LEGEND

☐ Santos Acreage


Location Map

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 21 Aug 2003 01:10:59 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos Weekly Drilling Summary w/e 21 Aug 03

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 21st August 2003

Wildcat Exploration Wells

NO EXPLORATION ACTIVITY WAS UNDERTAKEN DURING THE REPORTING PERIOD

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 21st August, 2003 Santos Limited also participated in 4 delineation and 3 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Tue 19 Aug 2003 11:37:38 PM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Open Briefing on Interim Results 2003

Number of pages (incl. cover sheet): 7

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

Santos


open briefing

corporatefile.com.au

Santos Limited
Level 29
91 King William Street
Adelaide SA 5000

Date of lodgement: 20-Aug-2003

Title: Open Briefing. Santos. MD on Profit & Outlook

Record of interview:

corporatefile.com.au
Santos Limited today reported a 2.2% rise in net profit after tax to $170 million for the half year to 30 June 2003 (before write-downs of $34.4 million after tax). Can you give a waterfall analysis of the profit rise?

Managing Director John Ellice-Flint
Net profit after tax (before asset write-downs) increased by $4 million to $170 million. This primarily reflected higher product prices contributing an additional $57 million compared with the half year to 30 June 2002. This was partly offset by lower sales volumes (down $31 million), higher royalties and PRRT (up $13 million) and depletion (up $6 million).

Another key measure of our financial performance was the strength of EBITDA which increased by $16 million to $503 million.

corporatefile.com.au
Although June half 2003 sales volumes decreased by 0.8 million barrels of oil equivalent (MMboe) to 26.5 MMboe, revenue was up 6.4% to $716 million mainly because of higher average A$ oil and gas prices. How do your current oil and gas prices compare with those averages received over the first half?

John Ellice-Flint
During the first six months of the year, our benchmark Tapis oil price averaged US$29.70 per barrel and the Henry Hub US gas price averaged US$6.00 per

thousand cubic feet. Early this week, prices were US$29.55 per barrel for Tapis and $US4.84 per thousand cubic feet for Henry Hub spot gas. So the oil price has decreased slightly while the US gas price has fallen about 20% post June 30.

Santos' earnings are fairly sensitive to both oil and gas prices. A US$1 per barrel change in the oil price would impact second half NPAT by around A$6 million and a US$1 per thousand cubic feet change in the US gas price would also impact our second half NPAT by around A$6 million.

Oil price hedging is spread fairly evenly throughout the second half with around 22% of forecast production hedged at US$24.96 per barrel - similar to the first half. About 19% of our US gas production is capped at prices of US$4 per million BTU. That is also similar to the first half and is part of the hedging we inherited from purchasing the Esenjay assets.

corporatefile.com.au
You've stated that production performance in 2003 and 2004 remains likely to be below the 57 MMboe achieved in 2002 and you're expecting around 54 to 55 MMboe in full year 2003. Nevertheless you remain upbeat about longer term growth. When do you expect Santos to achieve meaningful production growth from its new projects such as Bayu Undan (Santos 10.6%), Oyong (45%) and Mutineer Exeter (33.4%)?

John Ellice-Flint
The Bayu Undan liquids project will begin to contribute from May 2004, although we'll actually be testing the facilities and equipment in late December 2003. Liquids production from Bayu Undan will partly offset the decline in our existing oil fields in Western Australia and the Cooper Basin but we expect a material increase in production when the Mutineer Exeter oil field commences production in mid 2005. Our production profile will be further assisted by production from Oyong which will also start in mid 2005.

corporatefile.com.au
You've mentioned the short term production success through the infill well at Legendre. What other short term production initiatives are you examining such as optimising Cooper Basin production or possible early production from Jahal and Kuda/Tasi (25%) fields?

John Ellice-Flint
Woodside operates the Jahal Kuda/Tasi field but they are actively looking at development options and this discovery is close to their Laminaria FPSO.

Within the Cooper Basin, there was originally approximately one and a half billion barrels of oil in place but to date only around 20% has been recovered. We're looking at production optimisation programs there which we announced at the 2002 full year results. We've commenced a 15 well program including work overs, infill drilling and our first secondary recovery exercise using a pilot waterflood.

corporatefile.com.au
Product sales were up 6.4% to $716 million and other revenue was up significantly, yet EBITDA was up only 3.4% to $503 million. That's explained by the cost of sales increasing by $28 million to $445 million through higher Petroleum Resources Rent Tax (PRRT) and higher depletion. Production costs fell broadly in line with production. Can you please explain what you expect for future PRRT and depletion costs?

John Ellice-Flint
PRRT payments in the second half of the year are dependent on the level of our exploration in Australian Federal waters. The anticipated exploration program is expected to result in a decline in PRRT payments in the second half.

Future depletion charges are dependent on the level of estimated proved and probable reserves. Santos undertakes an annual reserve audit involving both an internal and external team and any revisions or additional bookings to reserves will be determined at the conclusion of that audit process in the second half of the year, as will any financial impact such as changes to our depletion schedule.

corporatefile.com.au
Net cash provided by operating activities after interest and tax was up 36% to $422 million, largely due to lower taxation payments and higher realised oil and gas prices. What do you expect for taxation payments in future?

John Ellice-Flint
Santos has grown its cash flow from operating activities by about 12% year-on-year over the last ten years by successfully investing and operating well.

We expect that our tax payments in the second half of 2003 will be lower than the first half and that will result in overall lower tax payments for the full year compared with 2002.

corporatefile.com.au
Capital ($71 million) and operating costs ($7 million) were reduced by $78 million on a like for like basis during full year 2002. Your new commitment is to achieve cost savings of $100 million by end 2003. How's that tracking and what are the current initiatives?

John Ellice-Flint
In May 2001, we made the original commitment to deliver $50 million in opex and capex savings on a like for like basis by the end of 2003. However, we doubled that target to $100 million earlier this year. We've now achieved that revised target and increased it again to $130 million.

One major initiative was in production optimisation where we've undertaken a systematic program of well remediation in favour of new gas developments, which in the year to end July, resulted in an extra 27 terajoules of gas production per day at significantly lower capital cost. Our drilling performance has improved to a level where we're now factoring drilling cost as part of our competitive position when evaluating new acreage opportunities.

corporatefile.com.au
The net debt to net debt plus equity ratio fell to 25% from 29% in December 2002. To what extent was this reduction in gearing due to the higher operating cash flow or the translation impact of US$ debt resulting from the higher A$?

John Ellice-Flint
Approximately 80% of the reduction in gearing was due to the appreciation of the Australian dollar, however, free cash flow also increased and exceeded the level of cash paid out in dividends in the first half.

corporatefile.com.au
Although the interim dividend was maintained at 15 cps fully franked, the payout ratio increased from around 60% to 70%. Can you maintain the absolute level of dividends and still fund growth projects?

John Ellice-Flint
We'll continue to focus on delivering a stable dividend during the period when we're developing our portfolio of growth projects. These projects will begin to contribute to earnings from around 2004 onwards but until then Santos has the operating cash flow, debt capacity, franking credits and retained earnings to fund organic growth projects and to pay dividends at the current level, although the precise level of future dividends is a decision for the Directors.

corporatefile.com.au
Last year Santos altered its exploration approach to include more high-risk, high-reward targets. Although you achieved some good results last year, you've stated that the exploration write-offs took the shine from an otherwise strong first half operating performance. What high-reward wells do you expect to drill during the second half and what are the pre-drill estimates?

John Ellice-Flint
In the second half we'll drill within two emerging frontier basins. The first is the Kutei Basin in Indonesia where we're seeing the first deep water oil fields coming onto production this month. The second, which to date hasn't any production, is in the deepwater Otway and Sorell basins in Victoria and Tasmania.

The Pohon-1 well in the Kutei Basin offshore East Kalimantan is an oil target which has potential for over 150 million barrels. The other well is Amrit-1 in the offshore Otway which is targeting resource potential in excess of 200 million barrels.

Other key wells in established areas are the Mangga-1 well targeting gas in East Java on the Maleo-Oyong trend. This has upside resource potential of 270 BCF and the Knight-1 gas prospect in the Gulf of Mexico which has resource potential up to 250 BCF. The Ajax-1 well, close to Legendre oil development in the Carnarvon Basin, is targeting an oil resource of up to 70 million barrels.

corporatefile.com.au
Santos achieved new gas contracts of 350 petajoules during the half and has contracted around 650 petajoules since December 2002. You've still got large

amounts of uncontracted gas to work with. What are you expectations for future contracts?

John Ellice-Flint
The first point I'd like to make is that we're commercialising more gas at higher margins than we've achieved historically. This is the largest volume of gas net to Santos that we've commercialised over a 12 month period since the original AGL contract in the early 1970's. We're obviously limited in what we can say about prices due to commercial confidentiality, however we're succeeding in making the transition from volume-maker, price-taker to achieving respectable returns from our gas business.

In terms of new contracts, we've raised our targets for 2003 and over the coming months we're aiming to commercialise the Casino gas field in the offshore Otway Basin, assuming that we're successful with the down depth appraisal well. That should add around 100 petajoules net to Santos. Other priorities for gas commercialisation are the John Brookes field in the Carnarvon Basin which could add over 250 petajoules to our gas business. The potential of that field was increased by the success of the Thomas Bright well which increased the expected gas volume by approximately 25 percent more than our pre-drill estimate. The gross resource potential is now around 1,000 petajoules. Another priority is to commercialise the Maleo gas field in Indonesia which will add around 180 petajoules net to Santos.

corporatefile.com.au
US gas revenue was up in the June quarter due to increased production and prices. Can this production increase be sustained and how do you assess the operational and exploration performance of the Esenjay assets you acquired?

John Ellice-Flint
Gas production in the US has risen by 300% from year end 2000 to end second quarter 2003. Production gains in the US allow Santos to capitalise on a robust US gas market, with a current 12 month strip price forecast of over US$5 per million BTU, up from US$3.65 a year ago.

While production and reserve growth in the US has come predominantly from successful drilling acquired in the Esenjay portfolio, the challenge facing the US operation is to offset normal production decline and achieve stable growth. The US operation is meeting this challenge through focusing on its areas of competitive advantage which include a more material exploration program, delineation and development activities and new ventures.

corporatefile.com.au
Santos has said that it will apply more objective and conservative guidelines for carrying forward assets. Can you give more detail and how it has affected the latest profit result or future profit results?

John Ellice-Flint
Last year we adopted more stringent guidelines for carrying forward exploration expenditure. Basically, for exploration areas without production, we need to be

satisfied that the results of the program are sufficiently encouraging on an EMV basis to carry it forward. Static gas assets are assessed on progress towards commercialisation, either in the form of obtaining a market or access to infrastructure.

As at 30 June 2003, we carried exploration assets totalling $94 million and capitalised expenditure on static gas resources totalled $343 million.

The exploration write downs for the first half totalled around $30 million. The largest portion of that was as a result of the unsuccessful Bosavi well in PNG and the two Bawean Block wells north east of Java which we drilled back to back.

The success of exploration is the key to any oil exploration and production company. We'd like all our exploration wells to be successful but unfortunately that's not realistic on a sustained basis. We're currently producing around 55 million barrels of oil equivalent a year so it's imperative that we not only replace that production but also add reserves for future production. That said, our cash flow and how we allocate that cash flow is also critical to success. Our exploration team has to earn the right to spend capital because, although cash flow was up 36%, we have other choices in allocating that capital such as delineation, development and acquisitions.

We've also written down $4 million in listed investments to reflect the security's price at the end of June.

corporatefile.com.au
Thank you John.

For previous Santos Open Briefings visit www.corporatefile.com.au

For further information on Santos Limited visit www.santos.com

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Tue 19 Aug 2003 08:21:17 PM EDT

To: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject:

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Santos 2003 First Half Results

A period of significance

20 August 2003

Santos

Bayu Undan CUQ Floatover



Santos

Mutineer Exeter



Santos

East Java



Santos

Underlying Profit & Cash Flow Up

	Half Year 30 June	
	2003	2002
Net Profit After Tax		
- Before write downs ($m)	$170.0	$166.3
- After write downs ($m)	$135.6	$162.6
Operating cash flow ($m)	$421.7	$310.9
ROACE (%)	7.5	9.3
Dividend (cents)	15c	15c
TSR (%)	0.6	5.6

Oil Price Remains Strong

Tapis oil price (Jan 98 to Aug 03)


USD Tapis
AUD Tapis
0
5
10
15
20
25
30
35
40
0
10
20
30
40
50
60
70
Jan-98 Jul-98 Jan-99 Jul-99 Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03
USD (LHS) AUD (RHS)

Source: Bloomberg

Significant Operational Achievements

	Half Year 30 June	
	2003	2002
Gas Commercialisation [a]	350 PJ	0 PJ
Reserve Replacement	√√	√
Exploration	√	√√√
Production Optimisation	√√	√
Acquisitions & Divestments	√	√√
Cost Savings ($m) [b]	$113	$44

(a) Santos share (b) Cumulative

Santos

Bayu Undan Project


FSO
Production Platform
Compression Platform
Wellhead Platform

Santos

Bayu Undan DPP Loadout



Santos

Mutineer Exeter


Offtake Tanker
Mutineer Field
Exeter Field
Electric Submersible Pumps
Well Head and Trees

Santos

Contracting More Gas


PJ
Delivered
Current Priorities
1400
1200
1000
800
600
400
200
0
AGL
Oyong
Bayu LNG
John Brookes
Maleo
Casino

Santos

Cooper Basin

- Strong base business
- Substantial value to be realised
- Targeting flat unit production costs and reduced capex
- Strong free cash flow going forward

Santos

Oil Production

Targeting quick payback

Legendre infill





Accelerated Cooper Basin



Fast track development of small oil discoveries

Santos

Acquisitions

- Shareholder value
- Leverage competitive advantage
- Core areas
- Compete for capital

Santos

Santos

- Strong base business with growing cash flow
- Range of proven growth options
- Strong dividend

Finance

Peter Wasow
Executive General Manager
Finance & Accounting

Santos

Sales Grow

Sales revenue ($ million)


1000
800
600
400
200
0
673
40
Gas prices
9
Gas volumes
46
Liquid prices
(52)
Liquid volumes
716
1st Half 2002
1st Half 2003

Santos

Production Cost Falls

($ million)



204
21
PRRT/ royalty
(6)
Production cost savings
219
1st Half 2002 Operating Cost
1st Half 2003 Operating Cost
137
9
Increases
(15)
Savings
131
1st Half 2002 Production Cost $4.93/boe
1st Half 2003 Production Cost $4.89/boe

Santos

Netback Climbs

Netback ($/boe)



Market Movements
Management Action
16.93
3.10
US$ Oil Price
(2.00)
FX
18.03
(0.49)
Mix/ Volumes
(0.72)
PRRT
1.66
Gas Prices
0.06
Production Costs
18.54
1st Half 2002
1st Half 2003

Santos

Improvement Program Delivers

Savings ($ million pa)


Aug 2003
Commitment
Feb 2003
Commitment
Original
Commitment
130
120
110
100
90
80
70
60
50
40
30
20
10
0
82
98
Capex
12
15
Opex
Mar
Jun
Sep
Dec
Mar
Jun
Sep
Dec
2002
2003

DD&A

$ million	2003	2002	% Change
	Half Year 30 June		
Depreciation	68	67	+1.5
Depletion	149	141	+5.7
Amortisation	5	5	-
Restoration	8	7	-
	230	220	+4.5

Depletion $A/boe


5.73
5.55
5.10
1st Half 2002
2nd Half 2002
1st Half 2003


EBITDA Steady, Exploration Costs Up
EBITDA
Net profit after tax
487
85
Price
(43)
Volume
(19)
Royalties & PRRT
(7)
FX & Other
503
1st Half 2002
1st Half 2003
163
10
EBITDA Variance After Tax
(30)
Write Downs
(6)
DD&A
(1)
Other
136
1st Half 2002
1st Half 2003
Santos


Cash Flow Growth is Strong
Operating cash flow ($ million)
600
500
400
300
200
100
1'94 2'94 1'95 2'95 1'96 2'96 1'97 2'97 1'98 2'98 1'99 2'99 1'00 2'00 1'01 2'01 1'02 2'02 1'03
12% CAGR
Santos



Continuing FCF Strength
Net debt ($ million)
+ $793 million
in dividends
Leverage
1600
1400
1200
1000
800
600
400
200
0
1364
1402
1084
1254
1014
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
30.6.99
30.6.00
30.6.01
30.6.02
30.6.03
Santos



Superior Capital Management
FFO/debt 60%
Gearing 25%
Strong
ratios
Rationalise
portfolio
Capital
discipline
Deep
inventory
$350m in '04 on
flagship projects
Portfolio
management
Optimise cash flow
Understand value
Santos

Exploration

John Ellice-Flint
Managing Director

Santos

New Exploration Acreage 2003



Bawean 1 PSC
East Java
PSC
PSC
Kutei Basin
WA-274-P
WA-338-P
Browse Basin
Legend
Oil
Gas
Cooper Basin
WA-339-P
Houtman Basin
T/35P
Sorell Basin

Santos


Forward Exploration Program
Kutei Basin
1 well
USA
2 wells
East Java
1 well
Carnarvon
1 well
Eastern
Queensland
1 well
Cooper Basin
6 wells
Legend
Oil Prospects
Gas Prospects
Deep Water
Otway
2 wells
Santos


Kutei Basin
Pohon
Kalimantan
Popodi PSC
Bontang
West Seno
Santan
Attaka
Makassar Strait
Nilam
LEGEND
Santos Acreage
Oil Field
Gas Field
Gas Pipeline
Samarinda
Tunu
Papalang
PSC
Handil
Senipah
Balikpapan
Sulawesi
Santos

Kutei Basin

Pohon prospect

Santos Ltd 20% (Operator - Unocal)



Popodi PSC
Pohon 1
LEGEND
Santos Acreage
Prospect



Pohon 1

Santos

East Java





LEGEND
Santos Acreage
Gas Field
Gas Pipeline
Mangga
Madura Offshore PSC
Sampang PSC
Maleo
Oyong
Madura Strait

Santos

Offshore Otway & Sorell Basins


Melbourne
Geelong
Callister
Casino
Minerva
Hill
La Bella
Amrit
Geographe
Thylacine
LEGEND
Santos Acreage
Oil Field
Gas Field
Oil Pipeline
Gas Pipeline
King Island
Bass Strait
Devonport
Santos

Offshore Otway

Amrit prospect

Santos Ltd 33% (Operator)


Callister
VIC/P51
VIC/P44
PEP 153
Hill
Amrit
VIC/P52
LEGEND
Santos Acreage
Gas Field
Prospect
Amrit
VIC/P52
VIC/P51
Santos

Carnarvon Basin



Mutineer/Norfolk
WA-191-P(1)
Exeter
Hermes
Angel
Lambert
Talisman
Cossack
Ajax
WA-8-L
Wanaea
LEGEND
Santos Acreage
Oil Field
Gas Field
Prospect
Gas Pipeline
WA-191-P(2)
Legendre
WA-20-L

Santos

Carnarvon Basin

Ajax prospect

Santos Ltd 22.56% (Operator - Apache)



Ajax 1
NW

Santos



Cooper Basin

Stratigraphic gas program

LEGEND
- Santos Acreage
- Oil Field
- Gas Field
- Oil Pipeline
- Gas Pipeline
- Ethane Pipeline


Korma
Kinta
Ballera
Moomba
Corsair
Stilton
Hebe
Wellington
Helios
Beckler/Bow

Santos

Forward Exploration Program


Kutei Basin
1 well
East Java
1 well
USA
2 wells
Carnarvon
1 well
Eastern
Queensland
1 well
Cooper Basin
6 wells
Deep Water
Otway
2 wells
Legend
Oil Prospects
Gas Prospects

Santos

Portfolio of Growth Options

- Strong base business
- Growing cash flow
- Expanding options for growth

Santos

Reference slides

Santos

Prices & Exchange Rates

	Half Year 30 June 2003	2002	% Change
Realised Oil Prices (USD/bbl)	28.63	22.55	+27.0
AUD/USD Exchange Rate (after hedging)	0.6316	0.5582	-13.1
Realised Oil Price (AUD/bbl)	45.33	40.40	+12.2
USA Gas Price (USD/mcf)	6.07	4.64	+30.8
Australian Gas Prices (AUD/gj)	2.94	2.74	+7.3

Santos

Cost Definition



US peer oil companies*
Santos Group reporting
Production Costs
Income taxes
Profit from Oil & Gas Operations
net back
cost of sales
Operating Costs
Net Profit After Tax
* Source: J S Herold 36th Annual Reserve Replacement Cost Analysis
** Includes selling and corporate administration expenses
*** Plus exploration expense for successful efforts companies
Santos

Cost of Sales

	Half Year 30 June		
	2003	2002	% Change
Production Costs	131	137	-4.4
Pipeline Tariffs	17	15	
Royalties	46	44	
PRRT	25	8	
Total Operating Costs	219	204	+7.3
Gas Purchases	2	2	
Inventory Movement	(6)	(10)	
D,D&A	230	220	+4.5
Cost of Sales	445	416	+7.0

Santos

Capitalised Exploration & Development at June 2003

Non producing (A$ million)

Hides Gas	122	PNG Gas Project
Papua Exploration	21	Includes Bilip oil discovery
Evans Shoal Gas	80	Commercialisation activity
Otway Basin	35	Includes Casino discovery and deepwater exploration permits
USA Gulf Coast	25	Exploration leases acquired with Esenjay acquisition; Woodbine
Browse Basin	9	Exploration permits
Gippsland Basin	53	Interests in Kipper, Sole Golden Beach gas fields
Indonesia	88	Maleo and Oyong discoveries and Bentu gas reserves
Other	4	
	437	

Santos

2003 Second Half Sensitivities

- US$1 change in oil price per barrel leads to change of A$6 million in profit after tax
- One cent movement in the exchange rate will cause a profit after tax movement of A$3 million
- A 1% change in interest rates will cause a profit after tax movement of A$2 million

Santos

2003 First Half Production



(mmboe)
Gas
Liquids
30
25
20
15
10
5
0
27.7
0.1
0.2
(0.6)
(0.3)
(0.3)
26.8
Aust Gas
USA Gas
Carnarvon Oil
Field Decline
E Spar/ Cooper Basin Condensate
8.8
Liquids
18.9
Gas
7.6
Liquids
19.2
Gas
1st Half 2002
1st Half 2003

Santos

2003 First Half Results

	Half Year 30 June		
	2003	2002	% Change
Gross Profit	271	257	
Profit on Sale of Non-Current Assets	5	3	
Other Revenue	14	22	
SG&A Expenses	(18)	(17)	
Borrowing Costs	(20)	(22)	
Income Tax	(82)	(77)	
Net Profit after Tax before Write Downs	170	166	+2.2
Write downs (after tax)	(34)	(3)	
Net Profit after Tax	136	163	-16.6

Santos

2003 First Half Capital Expenditure

(A$ million)	2003	2002
Exploration		
Australia	20.4	27.0
Overseas	40.5	28.3
Delineation		
Australia	13.0	24.5
Overseas	3.1	4.5
Development [1]		
Australia	234.1	233.2
Overseas	22.5	19.7
Total Exploration, Delineation & Development Expenditure	333.6	337.2

[1] Includes construction and fixed assets expenditure

Santos

Half-Year Report

For the period ended 30 June 2003

Name of entity

SANTOS LTD

ABN	Previous corresponding period
80 007 550 923	30 June 2002

Results for announcement to the market

				$A million
Revenue from ordinary activities	Up	10.0%	to	768.9
Profit from ordinary activities after tax attributable to members before write-down of non-current assets	Up	2.2%	to	170.0
Profit from ordinary activities after tax attributable to members	Down	16.6%	to	135.6
Net profit for the period attributable to members	Down	16.6%	to	135.6

Interim Dividends	Amount per security	Franked amount per security at 30% tax
Ordinary securities	15.0¢	15.0¢
Preference securities	$3.2940	$3.2940

Record date for determining entitlements to the dividends	9 September 2003

Brief explanation of any of the figures disclosed above necessary to enable the figures to be understood:

For the half-year ended 30 June 2003, the Company wrote-down $34.8 million of non-current assets comprising of $30.4 million ($30.0 million after tax) of exploration expenditure, predominantly related to drilling costs in Papua New Guinea and Indonesia, and $4.4 million ($4.4 million after tax) of investments in listed shares.

Refer to attached media release for further commentary regarding the half-year result.

This Half-Year Report is to be read in conjunction with the December 2002 Annual Financial Report.

Santos

www.santos.com

newsrelease

20 August, 2003

Santos profit increases to A$170 million before write-downs

- **First half profit up 2.2% before write-downs**
- **Net profit down 16.6% after write-downs**
- **6.4% rise in sales revenue to $716.0 million**
- **Cash flow increased 35.6% to $421.7 million**
- **350 PJ of gas commercialised in new contracts**
- **Leverage reduced to 25.3%**
- **15 cents per share interim dividend**
- **Strong growth outlook**

Santos Limited's after-tax net profit increased 2.2% from $166.3 million to $170.0 million in the six months ended 30 June 2003 before write-downs of non current assets.

The higher profit was achieved on sales revenue that rose 6.4% to $716.0 million from $673.1 million.

Net profit after tax and write-downs declined 16.6% from $162.6 million to $135.6 million or 22.3 cents per share (24.8 cents per share in the previous corresponding period).

Steady 15 cent dividend

The Directors have declared a steady fully franked interim dividend of 15 cents per ordinary share.

Cash flow up 35.6%

Cash flow from Santos' operating activities increased 35.6% to $421.7 million (up from $310.9 million) after interest and tax.

The higher cash flow is the equivalent of 72.3 cents per share (previously 53.6 cents).

Leverage (net debt to net debt plus equity) was reduced to 25.3% from 31.0% for the previous opening half.

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

Total savings in capital and operating expenditure reached $113 million, surpassing the $100 million target announced last February. This target has now been increased to $130 million by the end of 2003.

Total production costs fell by 4.1% to $131.0 million from $136.6 million in the 2002 first half. Production costs per barrel of oil equivalent (boe) fell from $4.93 to $4.89.

"A period of significance" – Managing Director

"This has been a period of significance for the Company, with progress on cornerstone projects and gas commercialisation having a major impact on the future face of the Santos group," Santos' Managing Director, Mr John Ellice-Flint, said today.

"Milestone developments during the half-year on our Bayu-Undan, Mutineer-Exeter and South East Asian projects should all translate into higher production for the Company within the next two to three years," Mr Ellice-Flint said.

"The improved profit, before write-downs, and increased cash flow reflect a strong outcome from our key business units and reinforce the continuing underlying strength of the expanding group assets."

Bayu-Undan

Mr Ellice-Flint said a highlight of the latest June half-year was the approval by the Timor Sea Designated Authority of the development plan for the US$1.5 billion Bayu-Undan LNG project in the Timor Sea in which Santos (10.6% interest) is the only Australian company involved. The LNG stage is due to be commissioned in 2006.

"This has firmly cemented Santos' position on the world LNG market and we look forward with great anticipation to production from the first stage, the liquids recycle project, in April next year," Mr Ellice-Flint said.

Mutineer-Exeter

Santos, as operator of the Mutineer-Exeter joint venture participants, also announced today that it had short-listed two contractors for major development work on the Mutineer-Exeter oil field, discovered last year in the Carnarvon Basin, offshore Western Australia.

A final decision is expected within the next couple of months on the letting of the major contract for the floating, production, storage and offloading (FPSO) vessel for the Mutineer-Exeter field.

Exploration

Mr Ellice-Flint said Santos' 2003 oil and gas search represented a major shift from the Company's traditional low risk but less material exploration focus.

"It is not only one of our most diverse exploration programs but, for the first time, the majority of the wells are offshore and involve higher risk, but potentially higher reward targets," he said.

Santos will drill 14 wildcat wells in the second half. They include wells in the offshore Otway Basin, Indonesia's Kutei Basin and East Java.

Outlook

Mr Ellice-Flint said that the milestones achieved by the Company in the first half continued to strengthen Santos' growth outlook.

"Production performance in 2003 and 2004 remains likely to be below that achieved in 2002. We expect production for 2003 to be around 54 to 55 million boe," he said.

"However, new projects are being fast tracked and we are having success with opportunities to increase short-term production, such as the recent Legendre infill well."

Mr Ellice-Flint said that the Company's financial performance remained subject to oil prices and exchange rates.

"For the second half of the year, a US$1 movement either way in the oil price will affect Net Profit After Tax (NPAT) by A$6 million and a one cent change in the US dollar exchange rate will affect NPAT by A$3 million," he said.

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos group also operates in the USA, Indonesia and Papua New Guinea.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982
kathryn.mitchell@santos.com

Investor enquiries:
Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908
mark.kozned@santos.com

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

SANTOS 2003 HALF YEAR RESULTS

	Half Year Ended 30/06/03	Half Year Ended 30/06/02	% Increase (Decrease)
FINANCIAL PERFORMANCE *($million)*			
Product sales	716.0	673.1	6.4
Cash costs - cost of sales	(215.0)	(196.0)	9.7
- selling and corporate administration	(16.6)	(15.3)	8.5
Other revenue net	19.0	25.2	(24.6)
Earnings before interest, tax, depreciation and amortisation (EDITDA)	503.4	487.0	3.4
Write-down of non-current assets – exploration expenditure	(30.4)	(5.3)	473.6
– listed investment	(4.4)	-	n/a
Depreciation, depletion and amortisation	(230.9)	(221.6)	4.2
Earnings before interest and tax	237.7	260.1	(8.6)
Borrowing costs	(20.5)	(22.2)	(7.7)
Profit from ordinary activities before income tax expense	217.2	237.9	(8.7)
Income tax expense relating to ordinary activities	(81.6)	(75.3)	8.4
Net profit after income tax attributable to shareholders	135.6	162.6	(16.6)
Basic earnings per share *(cents)*	22.3	24.8	(10.1)
Ordinary dividend per share *(cents, fully franked)*	15.0	15.0	-
CASH FLOW *($million)*			
Net cash provided by operating activities	421.7	310.9	35.6
- per share *(cents)*	72.3	53.6	34.9
FINANCIAL POSITION *($million)*			
Total equity	2,989.2	2,789.6	7.2
Total assets	5,263.5	5,214.1	0.9
Net debt	1,013.7	1,254.2	(19.2)
CAPITAL EXPENDITURE *($million)*			
Exploration expenditure	60.9	55.3	10.1
Delineation expenditure	16.1	29.0	(44.5)
Development expenditure (includes construction and fixed assets)	256.6	252.9	1.5
Total	333.6	337.2	(1.1)
RATIOS			
Leverage (Net debt/Net debt plus equity) *(%)*	25.3	31.0	n/a
Net interest cover *(times)*	8.1	8.4	n/a
Return on average ordinary shareholders' equity (%) *(annualised)*	10.7	13.9	n/a
Return on average capital employed *(%)* *(annualised)*	7.5	9.3	n/a

2003 FIRST HALF FINANCIAL PERFORMANCE

Sales Volumes

2003 sales volumes decreased by 0.8 million barrels of oil equivalent (MMboe) to 26.5 MMboe in the six months to 30 June 2003.

Product Sales

2003 first half sales revenue of $716.0 million was $42.9 million (or 6.4%) higher than the 2002 first half due to higher prices received for all products offset in part by a decrease in sales volumes.

Cost of Sales

The cost of sales increased by $28.2 million to $444.6 million reflecting higher Royalty and Petroleum Resources Rent Tax (PRRT) payments and higher depletion charges.

Half Year 30 June 2003

	2003 $million	2002 $million	Increase (Decrease) $million
Cash Costs:			
Production	131.0	136.6	(5.6)
Pipeline tariffs	17.4	15.0	2.4
Royalties	45.6	44.0	1.6
PRRT	25.2	7.9	17.3
Operating costs	219.2	203.5	15.7
Inventory movement	(6.1)	(9.5)	(3.4)
Gas purchases – third party	1.9	2.0	(0.1)
	215.0	196.0	19.0
Non-Cash Costs:			
Depreciation	68.3	67.0	1.3
Depletion	148.7	141.3	7.4
Amortisation	4.5	4.5	-
Restoration provision	8.1	7.6	0.5
	229.6	220.4	9.2
Total Cost of Sales	**444.6**	**416.4**	**28.2**

Production costs declined by 4.1% to $131.0 million from $136.6 million in the 2002 first half and reflect cost reduction initiatives.

Operating costs were $219.2 million, or $15.7 million higher than the previous corresponding period due principally to higher Petroleum Resource Rent Tax (PRRT). PRRT has increased to $25.2 million in the 2003 first half, an increase of $17.3 million. The carry forward deductions for East Spar have been fully utilised and the lower eligible expenditure deductions and higher oil prices in the 2003 first half contributed to the rise in PRRT.

Non-cash cost of sales was $229.6 million, an increase of $9.2 million. The depletion charge per boe produced of $5.55 was higher than the 2002 first half ($5.10) but similar to the average for the full year 2002 ($5.43).

Write-downs

Total write-downs of non-current assets before tax were $34.8 million, comprising $30.4 million ($30.0 million after-tax) of exploration expenditure (primarily in Papua New Guinea and Indonesia) and $4.4 million ($4.4 million after-tax) in the market value of the Company's investment in Magellan Petroleum.

Earnings Before Interest Expense, Tax, Depreciation and Amortisation (EBITDA)

Earnings before interest, tax, depreciation and amortisation and before write-downs of non current assets were $503.4 million compared with $487.0 million in the first half of 2002.

Earnings Before Interest Expense and Tax

Earnings before interest expense and tax (EBIT) were $237.7 million, down by $22.4 million. Net interest expense decreased by $1.7 million to $20.5 million as a result of lower average interest rates and average net borrowings. Net interest cover remained strong at 8.1 times.

Net Profit After Income Tax Attributable To Shareholders

A net operating profit after tax of $135.6 million was achieved, with earnings per share of 22.3 cents.

CASH FLOW AND FINANCIAL POSITION

Cash flow from operating activities before interest and tax increased by 16.4% to $548.5 million while cash flow from operating activities after interest and tax increased by 35.6% to $421.7 million ($310.9 million in 2002) largely due to lower taxation payments and higher sales revenues as a result of higher realised oil and gas prices. Operating cash flow per share was 72.3 cents per share compared with 53.6 cents in 2002.

Dividends paid to shareholders on ordinary and reset convertible preference shares totalled $98.9 million in the 2003 first half.

The net debt to net debt plus equity ratio (leverage) at the end of the 2003 first half was 25.3%, down from 31.0% at the end of June 2002 as a result of higher operating cash flow and exchange rate changes.

SIGNIFICANT SECOND-HALF EXPLORATION PROGRAM

Santos will embark on a significant exploration drilling program in the second half with 14 exploration wells spread between onshore Australia (7 wells), offshore Western Australia (1 well), offshore Otway Basin (2 wells), Indonesia (2 wells) and the onshore Gulf of Mexico (2 wells).

The program includes high-risk but high-reward wells that will expose the Company to the potential for a world class asset and continues its strategy of a more balanced exploration program.

Key second half wells will include:

- Ajax – an oil prospect in the Carnarvon Basin close to the Legendre oil development;
- Pohon – a deep water frontier oil/gas prospect in the Kutei Basin, Indonesia;
- Mangga – a gas prospect approximately 30 kilometres west of the Oyong discovery in the Sampang PSC, East Java;
- Knight prospect – a new play concept in the onshore Gulf of Mexico targeting a gas prospect below 15,000 feet or 4,570 metres;
- Amrit – a deep water frontier oil prospect in the Otway Basin;
- Hill – a frontier oil prospect in the Otway Basin; and
- A six-well program in the Cooper Basin targeting stratigraphic gas prospects.

CAPITAL EXPENDITURE OUTLOOK

Total capital expenditure for 2003 is expected to be approximately $63 million above the level of $731 million advised in February 2003, reflecting the approval of the Bayu-Undan LNG project and oil optimisation expenditure.

Santos Ltd
A.B.N. 80 007 550 923
Santos House Level 29
91 King William Street
Adelaide SA 5000
GPO Box 2455 Adelaide SA 5001
Telephone: 08 8218 5138
Facsimile:: 08 8218 5633

Santos

To: Company Announcements Office
Australian Stock Exchange Ltd

From: Company Secretary

Date: 20 August 2003

Subject: Record Date : Santos Ltd Reset Convertible Preference Shares (STOPA)

Pursuant to Listing Rule 3.20, Santos Ltd advises that the record date to determine entitlements to the dividend payable on its Reset Convertible Preference Shares (STOPA) in respect of the period 31 March 2003 to 29 September 2003 (inclusive) is 9 September 2003. In accordance with the Terms of Issue, the dividend amount for this period is $3.2940 per Reset Convertible Preference Share (fully franked) and payment will be made on 30 September 2003.

M.G. Roberts
Company Secretary

Santos Ltd
ABN 80 007 550 923

Santos

SANTOS LTD
(INCORPORATED IN SOUTH AUSTRALIA ON 18 MARCH 1954)
AND CONTROLLED ENTITIES

HALF-YEAR CONSOLIDATED FINANCIAL REPORT
30 JUNE 2003

SANTOS LTD AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE HALF-YEAR ENDED 30 JUNE 2003

	Note	CONSOLIDATED 30 June 2003 $million	30 June 2002 $million
Product sales	2	716.0	673.1
Cost of sales		(444.6)	(416.4)
Gross profit		271.4	256.7
Other revenue from ordinary activities	2	52.9	25.6
Book value of non-current assets sold		(33.9)	(0.4)
Write-down of non-current assets	3	(34.8)	(5.3)
Selling, general and administrative expenses		(17.9)	(16.5)
Borrowing costs	4	(20.5)	(22.2)
Profit from ordinary activities before income tax expense		217.2	237.9
Income tax expense relating to ordinary activities		(81.6)	(75.3)
Net profit after income tax attributable to the shareholders of Santos Ltd		135.6	162.6
Net exchange difference relating to self-sustaining foreign operations		(7.2)	(2.9)
Total changes in equity from non-owner related transactions attributable to the shareholders of Santos Ltd		128.4	159.7
Earnings per share (cents):			
Basic		22.3	24.8
Diluted		21.1	24.7

The statement of financial performance is to be read in conjunction with the notes to the half-year consolidated financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2003

		CONSOLIDATED	
	Note	30 June 2003 $million	31 December 2002 $million
Current assets			
Cash		135.3	84.8
Receivables		204.7	280.1
Inventories		130.9	124.6
Other		21.9	36.2
Total current assets		492.8	525.7
Non-current assets			
Exploration and development expenditure		2,981.4	3,056.5
Land and buildings, plant and equipment		1,730.1	1,663.4
Other financial assets		38.7	32.7
Intangibles		13.0	17.5
Deferred tax assets		6.4	14.2
Other		1.1	10.8
Total non-current assets		4,770.7	4,795.1
Total assets		5,263.5	5,320.8
Current liabilities			
Payables		291.8	321.8
Deferred income		8.1	15.4
Interest-bearing liabilities		51.0	60.0
Current tax liabilities		31.2	53.8
Provisions	1	48.0	141.4
Total current liabilities		430.1	592.4
Non-current liabilities			
Deferred income		20.0	21.3
Interest-bearing liabilities		1,098.0	1,187.7
Deferred tax liabilities		575.7	552.3
Provisions		111.6	103.2
Other		38.9	-
Total non-current liabilities		1,844.2	1,864.5
Total liabilities		2,274.3	2,456.9
Net assets		2,989.2	2,863.9
Equity			
Contributed equity	6	1,887.3	1,884.8
Reserves		(11.3)	(4.1)
Retained profits	7	1,113.2	983.2
Total equity		2,989.2	2,863.9

The statement of financial position is to be read in conjunction with the notes to the half-year consolidated financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS

FOR THE HALF-YEAR ENDED 30 JUNE 2003

	CONSOLIDATED	
	30 June 2003 $million	**30 June 2002 $million**
Cash flows from operating activities		
Receipts from customers	821.2	720.8
Dividends received	-	2.2
Interest received	1.3	2.8
Overriding royalties received	7.9	6.7
Insurance proceeds received	-	26.1
Pipeline tariffs and other receipts	22.3	24.8
Payments to suppliers and employees	(231.6)	(251.7)
Royalty, excise and PRRT payments	(72.6)	(60.5)
Borrowing costs paid	(32.8)	(32.6)
Income taxes paid	(94.0)	(127.7)
Net cash provided by operating activities	421.7	310.9
Cash flows from investing activities		
Payments for:		
Exploration	(76.8)	(64.3)
Delineation	(26.8)	(20.9)
Development	(94.6)	(110.3)
Land and buildings, plant and equipment	(127.1)	(146.6)
Acquisitions of oil and gas assets	-	(0.9)
Other investments	(10.4)	-
Acquisitions of controlled entities	-	(148.7)
Restoration	(0.8)	-
Proceeds from sale of non-current assets	38.7	3.0
Net cash used in investing activities	(297.8)	(488.7)
Cash flows from financing activities		
Dividends paid	(98.9)	(94.4)
Proceeds from issues of ordinary shares	2.5	9.4
Net drawdown of borrowings	27.8	227.0
Net cash (used in)/provided by financing activities	(68.6)	142.0
Net increase/(decrease) in cash	55.3	(35.8)
Cash at the beginning of the period	84.8	106.3
Effects of exchange rate changes on the balances of cash held in foreign currencies	(4.8)	(3.9)
Cash at the end of the period	135.3	66.6

The statement of cash flows is to be read in conjunction with the notes to the half-year consolidated financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2003

1. Basis of Preparation

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

The half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this Half-Year Financial Report should be read in conjunction with the 31 December 2002 Annual Financial Report and any public announcements made by Santos Ltd and its Controlled Entities during the half-year in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies have been consistently applied by the entities in the consolidated entity and, except where there is a change in accounting policy as disclosed below, are consistent with those applied in the 31 December 2002 Annual Report.

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the half-year. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower value. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

Change in Accounting Policy

The consolidated entity has applied AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 January 2003.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, dividends were recognised in the financial period to which they related, even though the dividends were announced after the financial period.

The adjustments to the consolidated financial report as at 1 January 2003 as a result of this change are to increase opening retained profits and to decrease opening provision for dividends by $93.3 million.

This change in accounting policy did not impact on profit or cash flows for the reporting period to 30 June 2003.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2003

	CONSOLIDATED	
	30 June 2003 $million	**30 June 2002 $million**
2. Revenue from Ordinary Activities		
Product sales:		
Gas and ethane	357.9	309.4
Crude oil	227.8	244.3
Condensate/naphtha	73.2	66.9
Liquefied petroleum gas	57.1	52.5
	716.0	673.1
Other:		
Overriding royalties	4.4	7.2
Interest revenue	1.3	2.8
Equipment rentals, pipeline tariffs and other	8.5	10.4
Dividends	-	2.2
Proceeds from sale of non-current assets	38.7	3.0
	52.9	25.6
3. Individually Significant Items		
Individually significant items included in profit from ordinary activities:		
Write-down of non-current assets before income tax:		
Exploration expenditure	30.4	5.3
Investments in listed shares	4.4	-
	34.8	5.3
Income tax expense / (credit)	(0.4)	(1.6)
Write-down of non-current assets after income tax	34.4	3.7
4. Borrowing Costs		
Interest expense	30.5	33.5
Less interest capitalised	(10.0)	(11.3)
	20.5	22.2

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2003

	CONSOLIDATED	
	30 June 2003 $million	30 June 2002 $million
5. Dividends		
Dividends provided for or paid by Santos Ltd		
Preferential, non-cumulative dividend of $3.2760 per reset convertible preference share paid on 31 March 2003, fully franked (2002 : $2.1060 per share paid on 2 April 2002, fully franked)	11.5	7.4
Final 2002 dividend of 15.0 cents per ordinary share paid on 31 March 2003, fully franked	87.4	-
Preferential, non-cumulative dividend of $3.2940 per reset convertible preference share paid on 30 September 2002, fully franked	-	11.5
Interim 2002 dividend of 15.0 cents per ordinary share paid on 30 September 2002, fully franked	-	87.2
	98.9	106.1

Subsequent to reporting date:

Since 30 June 2003, the directors have declared the following dividends payable on 30 September 2003:

Interim 2003 dividend of 15.0 cents per ordinary share, fully franked	87.5
Preferential, non-cumulative dividend of $3.2940 per reset convertible preference share, fully franked	11.5
	99.0

The financial effect of these dividends has not been brought to account in the consolidated financial statements for the period ended 30 June 2003.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2003

	CONSOLIDATED	
	30 June 2003 $million	**31 December 2002 $million**
6. Contributed Equity		
583,320,093 (31 December 2002: 582,782,293) fully paid ordinary shares	1,545.0	1,542.5
266,750 (31 December 2002: 266,750) ordinary shares paid to one cent	-	-
3,500,000 (31 December 2002: 3,500,000) reset convertible preference shares	342.3	342.3
	1,887.3	1,884.8

Increase in contributed equity during the half-year

On 7 March 2003, the Company issued 7,800 ordinary shares to 18 eligible employees at a subscription price of $5.61 per share under the Santos Employee Share Purchase Plan. The total market value of those shares on the issue date was $41,964 and the total amount received from employees for those shares was $43,758.

During the period 530,000 options were exercised at an average price of $4.52. The average market price of the issued shares was $5.65.

	CONSOLIDATED	
	30 June 2003 $million	**30 June 2002 $million**
7. Retained Profits		
Retained profits at the beginning of the half-year	983.2	860.7
Effect of initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	93.3	-
Net profit after income tax attributable to the shareholders of Santos Ltd	135.6	162.6
Dividends	(98.9)	(106.1)
Retained profits at the end of the half-year	1,113.2	917.2

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2003

8. Segment Information

	AUSTRALIA		INTERNATIONAL		CONSOLIDATED	
	30 June 2003 $million	**30 June 2002 $million**	**30 June 2003 $million**	**30 June 2002 $million**	**30 June 2003 $million**	**30 June 2002 $million**
Primary Reporting						
Geographic segments						
Revenue						
Total segment revenue	707.0	653.9	58.1	36.0	765.1	689.9
Other unallocated revenue					3.8	8.8
Total revenue					768.9	698.7
Results						
Earnings before interest and tax and write-down of exploration expenditure	257.7	258.7	23.3	7.0	281.0	265.7
Write-down of exploration expenditure	(1.3)	(5.3)	(29.1)	-	(30.4)	(5.3)
Earnings before interest and tax	256.4	253.4	(5.8)	7.0	250.6	260.4
Unallocated borrowing and corporate expenses, net, and write-down of listed investments					(33.4)	(22.5)
Profit from ordinary activities before income tax expense					217.2	237.9
Income tax expense					(81.6)	(75.3)
Net profit after income tax attributable to the shareholders of Santos Ltd					135.6	162.6

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 30 JUNE 2003

9. Acquisition / Disposal of Controlled Entities

(a) Acquisitions of controlled entities
The consolidated entity did not gain control over any entities during the half-year ended 30 June 2003 (2002: The consolidated entity acquired 100% beneficial interest in Esenjay Exploration Inc for $153.2 million).

(b) Disposals of controlled entities
During the half-year the following controlled entities were liquidated:

2003
Alliance Minerals Australia Pty Ltd

2002
Australasian Eagle Petroleum Pty Ltd
Bridge Gas Queensland Pty Ltd
Bridge Oil International Finance Pty Ltd
Bridge Oil Investments Pty Ltd
Castend Pty Ltd
Santos (Bangko) Pty Ltd
Santos (Halph) Pty Ltd

10. Contingent Liabilities

There has been no material change to the aggregate of contingent liabilities since the last annual reporting date.

11. Post Balance Date Events

On 11 July 2003, Origin Energy Limited ("Origin") announced an off-market take-over bid to acquire all shares in Oil Company of Australia Limited ("OCA") held by minority shareholders at an offer price of $4.25 per share. Santos Ltd has agreed, subject to the satisfaction of certain conditions, to accept the offer for 2.9 million shares. Santos Ltd holds a further 11.8 million shares in OCA and will consider the Origin offer in respect of this holding following the receipt of an Independent Expert's Report.

Directors' Declaration
for the half-year ended 30 June 2003

In the opinion of the Directors of Santos Ltd:

1. the financial statements and notes, set out on pages 1 to 9 are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 30 June 2003 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date; and

   (b) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated this 20th day of August 2003.

Signed in accordance with a resolution of the Directors:

Director　　　　　　　　　　　　　　Director

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF SANTOS LTD

Scope

We have reviewed the financial report of Santos Ltd ("the Company") for the half-year ended 30 June 2003, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes and the directors' declaration set out on pages 1 to 10. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Santos Ltd is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2003 and of its performance for the half-year ended on that date; and

  (ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

Peter A Jovic
Partner

Adelaide
20 August 2003

SANTOS LTD
A.B.N. 80 007 550 923

DIRECTORS' STATUTORY REPORT

The Directors present their report together with the consolidated financial report of the consolidated entity, being Santos Ltd ("the Company") and its controlled entities, for the half-year ended 30 June 2003 and the auditors' review report thereon.

1. Review and Results of Operations

A review of the operations and of the results of those operations of the consolidated entity during the half-year is as follows:

Production and Sales

Total production volumes for the 2003 first half of 26.8 million boe were 0.9 million boe lower than the 2002 first half. Sales volumes for the 2003 first half of 26.5 million boe were 0.8 million boe lower than the 2002 first half. The lower production and sales volumes are principally attributable to the Moomba liquids recovery plant shutdown in April, natural decline in Cooper Basin oil and gas fields and offshore Australia oil fields and cyclone downtime in the Carnarvon Basin, offset by higher gas production from Eastern Queensland, the Otway Basin and the USA.

In US dollar terms, the average oil price realised by the Company was 27% higher in the first half of 2003 compared to the first half of 2002 and the average US dollar condensate price was 40% higher. In Australian dollar terms, the average oil price realised by the Company was 12% higher than in the first half of 2002 and the average condensate price was 24% higher. The LPG price realised in Australian dollars was 14% higher. The average gas and ethane price realised increased by 12%. Total sales revenue for the first half of 2003 increased by 6% to $716.0 million. The $42.9 million increase in revenue reflects higher prices for all products partially offset by lower liquids volumes.

Net Profit and Earnings Per Share

The 2003 first half-year net profit attributable to shareholders of $135.6 million is $27.0 million lower than in 2002. The lower net profit is principally attributable to higher exploration write downs of $30.4 million compared to $5.3 million in the first half of 2002 and writedowns of external investments to market value of $4.4 million compared to nil in the first half of 2002.

Earnings per share were 22.3 cents, compared with the corresponding result of 24.8 cents in 2002.

Shareholders' Equity / Dividends

Shareholders' equity at 30 June 2003 was $2,989.2 million.

On 20 August 2003, Directors declared:-

(i) that a fully franked interim dividend of 15 cents per fully paid ordinary share be paid on 30 September 2003 to shareholders registered in the books of the Company at the close of business on 9 September 2003; and

(ii) that in accordance with the Terms of Issue, a fully franked dividend of $3.2940 per reset convertible preference share be paid on 30 September 2003 to holders registered in the books of the Company at the close of business on 9 September 2003.

The 2003 interim dividend of 15 cents per share compares with the 2002 interim dividend of 15 cents per share, fully franked, declared and paid in 2002.

Cash Flow

The net cash inflow from operating and investing activities was $123.9 million or $301.7 million higher than the 2002 first half outflow of $177.8 million. The improved cash flows are principally attributable to higher sales receipts and proceeds from disposal of assets. The 2002 first half included the acquisition of Esenjay Exploration Inc.

Net Debt / Leverage Ratio

Net debt stood at $1,013.7 million at 30 June 2003, which was $149.2 million lower than at the beginning of the year due principally to the improved cash flows and the impact of the appreciation of the AUD/USD exchange rate on US dollar debt.

At 30 June 2003, the leverage ratio was 25.3% compared to 28.9% at the beginning of 2003.

Exploration

Expenditure on exploration in the first half of 2003 was $60.9 million, compared with $55.3 million for the corresponding period in 2002.

During the first half of 2003, 8 exploration wells were drilled, none of which discovered oil or gas in commercial quantities.

Development

Expenditure on delineation and development, including plant and equipment and appraisal wells, in the first half of 2003 was $272.7 million, compared with $281.9 million for the corresponding period in 2002. The first half 2003 development programme included expenditure on the Bayu Undan project and the proposed Mutineer-Exeter development project. Some 29 development wells were drilled during the first half: 25 wells were cased and suspended as future production wells; 2 wells were drilling at the end of the first half; and 2 wells were plugged and abandoned. In addition, 8 appraisal wells were drilled of which 1 was successful being the Thomas Bright well which appraised the John Brookes gas field.

Business Development

During the first half of 2003 approval was given to the Bayu-Undan LNG project and under an equity realignment agreement the Santos Group agreed to sell a 1.19% interest, resulting in an on-going holding of 10.64%.

Post Balance Date Event

On 11 July 2003 Origin Energy Limited ("Origin") announced an off-market takeover bid to acquire all shares in Oil Company of Australia Limited ("OCA") held by minority shareholders, at an offer price of $4.25 per share.

Santos Ltd has agreed, subject to the satisfaction of certain conditions, to accept the offer for 2.9 million shares. Santos Ltd holds a further 11.8 million shares in OCA and will consider the Origin offer in respect of this holding, following receipt of an Independent Expert's Report.

2. Directors

The names of Directors of the Company in office during or since the end of the half year are:-

Surname	Other Names
Barnett	Peter Charles
Conroy	Francis John
Ellice-Flint	John Charles (Managing Director)
Gerlach	Stephen (Chairman)
McGregor	Graeme William
O'Leary	Michael Anthony
Sloan	Judith
Webber	Ian Ernest

Each of the above named Directors held office during and since the end of the half year.

3. Rounding

Australian Securities and Investments Commission Class Order 98/100, dated 10 July 1998, applies to the Company and accordingly amounts in this report and the consolidated financial report have been rounded off in accordance with that Class Order, unless otherwise indicated.

This report is made out on 20 August 2003 in accordance with a resolution of the Directors.

Director **Director**

20 August 2003

Introduction

Santos 2003 Interim Results

John Ellice-Flint
Managing Director
Santos Ltd
20 August 2003

Slide 1 – First Half Results – A Period of Significance for Santos

Good morning everyone. I would also like to add my warm welcome to everyone listening to today's results presentation.

The past half-year has been a period of significance for Santos.

The progress with cornerstone projects and gas commercialisation has made a significant impact on the future face of the Santos group.

Slide 2 – Bayu-Undan

As you walked in you saw pictures of the progress on Bayu-Undan.

The 1.5 billion US dollar LNG stage of the project was approved only two months ago.

Santos, with a 10.6 percent interest, is the only Australian company involved.

This cements Santos' position on the world LNG market and we look forward with great anticipation to the commissioning of the gas recycle stage of the project in April next year.

Total revenue of over three billion dollars Australian is currently estimated to accrue to Santos from Bayu-Undan.

Slide 3 – Mutineer Exeter Development

Solid progress was also made on the Mutineer-Exeter oil field project in the Carnarvon Basin off Western Australia. Within the next two months we expect to select the major contract for the Floating, Production, Storage and Offtake Facility, or FPSO for short.

Mutineer Exeter is the first offshore oil field development in which Santos is the operator.

Slide 4 – Slide of East Java Drilling

Another significant development for Santos was in South East Asia, with the first gas sales agreement for our new energy business.

This breakthrough came early in the half year when we entered into a Memorandum of Understanding for the sale of the entire gas reserves of the Oyong field.

Just last month, that achievement took another step forward with the signing of a Gas Sales Agreement.

These three milestones will all translate into higher production for the Company within the next two to three years.

Slide 5 – Underlying Profit and Cash Flow Up

This slide shows the financial scorecard for the half.

The bottom line was a fall in net profit of 17 percent to 136 million dollars, mainly due to exploration write-downs.

This net result is not an accurate reflection of the continuing underlying strength of our business, which produced a solid outcome.

Before the write-downs, Santos' profit from its Australian and overseas operations increased from 166 million dollars to 170 million dollars on sales revenue that rose 6 percent to over 700 million dollars.

Significantly, our operating cash flow was stronger again, up 36 percent from 311 million dollars to 422 million dollars after interest and tax.

And for shareholders, Santos has entered its 26th consecutive year of paying dividends, with our Board today declaring a steady 15 cent per share fully franked interim dividend.

Share prices of most oil and gas stocks have been extremely volatile this year. Total shareholder return for the first six months was behind last year. However, for the seven months to the end of July, the total return was nearly seven percent compared with just over one percent last year.

In summary, it's a mixed scorecard. The exploration write-offs have masked the progress we are making but a more material program is essential for growth. The result does however show the strength of our base business and our strong cash flow, which is being assisted by the continuing strength in oil and gas prices.

Slide 6 – Oil Price Remains Strong

This chart shows the Tapis oil price, which is our benchmark, in both US and Australian dollars.

While US dollar prices have eased somewhat since the Iraq war, they are still around 30 dollars a barrel.

In Australian dollar terms, the oil price is still over 45 dollars a barrel.

Generally Australian dollar prices have tracked US dollar prices closely but you can see some divergence over the last six months, reflecting the weakening of the US dollar.

We are now into the fourth year of oil price strength.

The big question is whether this is cyclic or whether we have seen a step change from a 15-20 dollar a barrel environment to 25-30 dollars.

OPEC has shown that the world can sustain thirty dollar oil prices through all the economic and political uncertainties of the last few years so it is hard to see why they would want to go back to twenty dollar oil.

And it isn't just OPEC sustaining higher energy prices. In the US, average Henry Hub prices have gone from averaging two dollars a thousand cubic feet in the 1990s to four dollars sixty since 2000.

The bottom line is that the world is increasingly short of energy, especially oil and gas, and this provides a favourable outlook for companies like Santos.

Slide 7 – Significant Operational Achievements

Turning to our operational scorecard, gas commercialisation has been the highlight of the year to date, with 350 petajoules of gas, Santos share, contracted since the first of January 2003.

This does not include the 300 petajoules Santos share in the AGL contract signed in December last year.

While we only report reserves once a year, the go ahead for the Bayu-Undan LNG phase will have a significant positive impact on this year's reserve replacement ratio.

The lights on our exploration scorecard have not been so bright to date but we still have the majority of our exploration program to drill in the coming months.

It is important to understand that, like many other aspects of Santos, our exploration program has changed significantly, targeting a more balanced program but with much more material targets.

More about that later, when I will provide you with a close look at the 14 wildcat exploration wells we will be drilling in the second half of the year.

We continue to have good success on production optimisation. The stand-out offshore was the Legendre infill well, which will add around four hundred thousand barrels, Santos share, to production in the second half.

Onshore we also added 27 terajoules per day of net gas deliverability.

The highlight in acquisitions and divestments, achieved last month, was shaking loose our holding in Oil Company of Australia. This is a passive investment which Santos has held since 1987.

We are currently assessing the bid from Origin, which values the holding at 62 million dollars.

This is an example of active portfolio management to realise hidden value.

The other highlight is the action we have taken on costs. At the time of the full year results, I announced a new cost-saving target of one hundred million dollars for the end of 2003. I am pleased to say that this was surpassed by the end of June and we have now increased the target to 130 million dollars. Peter will speak more about this later.

Slide 8 – Bayu Undan Project

As I have mentioned, we made significant progress during the half with our two largest development projects, Bayu-Undan and Mutineer-Exeter.

The Bayu-Undan project is running smoothly and we are well on our way to achieving our target of first liquids production in the second quarter of 2004.
[Point to slide]
There are four components of the project, a Compression Platform [CUQ], the Wellhead Platform, the Production Platform [DPP] and the FSO.

I would now like to show a short video which provides an update on recent developments [video starts].

Slide 9 – Bayu-Undan DPP

The slide on the screen shows the Blue Marlin back in Korea loading the even heavier deck, the 14,000 tonne Drilling, Production and Processing deck or DPP, which is currently in transit to Bayu Undan.

Good progress has also been made on drilling the first of the project's 16 development wells.

Six wells have been drilled from the Wellhead Platform. The drilling of two of these wells experienced problems with well-bore instability but four wells have now been successfully completed and tested, with excellent results.

Combined production of 730 million cubic feet a day is now considered possible from the four wells, more than the original design rate for the six wells, of 550 million cubic feet.

The Operator is now drilling the first well of a ten well program from the DPP location. The well design has been modified and so far we haven't seen any more well-bore problems.

The initial Project production rate is expected to be 200 million cubic feet of gas and twenty thousand barrels of liquids per day, ramping up to over a billion cubic feet of gas and 100 thousand barrels of liquids per day, by the fourth quarter of 2004.

Santos's share of production in 2004 is expected to be between 1 and 1.5 million barrels of oil equivalent.

Progress is already being made on the LNG Project.

Manufacture of the 500 kilometre pipeline has commenced, with the first shipment scheduled for next month.

Clearing and levelling of the Wickham Point site for the LNG Plant is also underway.

The first cargo is scheduled for the first half 2006.

Slide 10 – Mutineer-Exeter

We have also made good progress on the Mutineer Exeter oil field development.

As you can see from this schematic, we will be using a stand alone FPSO with the capacity to hold between 600 thousand and a million barrels of oil.

Two suppliers have been shortlisted for the FPSO contract and a decision on the successful contractor will be made within the next two months.

Preliminary analysis indicates that the Mutineer field will require approximately five production wells while the Exeter field will require two to three wells.

Wells in the area have the capacity to produce in excess of twenty thousand barrels per day.

The batch drilling program will allow us to drill both production and exploration wells. This will provide flexibility, while lowering costs and enable wells to be worked over if necessary.

We remain on track for first production around the middle of 2005.

All major contracts will be ready for award by the fourth quarter this year. Fabrication work will commence soon after for the main tanker conversion contract.

In order to safeguard the earliest possible start-up dates, commitments have already been made for long lead equipment such as subsea wellhead systems. This will allow development drilling to commence by second quarter 2004.

Slide 11 – Contracting More Gas

I mentioned earlier that we have commercialised 350 petajoules of gas since January. If we take this back to December the total is 650 petajoules, Santos share.

This is the largest volume of gas contracted by the Company in any 12 month period since the original AGL contract in the early 1970s.

Importantly all of this gas, in the Cooper Basin, Bayu-Undan and Indonesia, has been commercialised at better margins than have been historically achieved.

We are obviously limited in what we can say about prices due to commercial confidentiality and the importance of business relationships. However, we are having success in Australia in making the transition from volume-maker/price-taker to achieving respectable returns.

We are not resting on our gas commercialisation laurels. We have further targets for 2003 from our large portfolio of static resources.

One of our current priorities is to commercialise the John Brookes discovery in the Carnarvon Basin, which has the potential to add over 250 petajoules to our gas business. The potential of John Brookes was increased by the successful Thomas Bright well during the half. This well upgraded the gross resource potential of the field to around 1,000 petajoules of gas on a gross basis.

The result increased the expected gas volume by 25 percent compared with our interpretation prior to drilling.

Another priority is to commercialise the Maleo gas field in Indonesia, which will add around 180 petajoules.

In addition, the successful appraisal of the Casino field in the Otway Basin will result in commercialisation. A well is scheduled later in the year.

Slide 12 – Cooper Basin

Santos is distinguished from its oil and gas peers by the strength of our domestic gas franchise. It's more than a legacy asset. Its extended value is reflected in the optionality it gives us through market position, infrastructure, ownership, strategic storage capacity and long-term customer relationships.

And, while the future value of this franchise is being worked, we continue to deliver improved financial performance from the main producing areas.

The Basin is a world-class petroleum province with 18 trillion cubic feet of gas and one and a half billion barrels of oil originally in place.

Of this resource, only 35 percent of the gas and 20 percent of the oil has been recovered so far.

One of our goals is to improve recoveries to generate substantial upside value. This challenge can be achieved, with the key points of leverage being increased prices, improved technology and reduced costs.

A substantial percentage of value is yet to be realised and this will occur in coming years.

As the Basin enters its harvest phase, capex is falling and is expected to reduce by more than a third by 2006.

This means that annual free cash flow will remain around current levels over the next few years, even as production declines.

Close control is also being kept over production costs which are targeted to stay around four dollars Australian per barrel of oil equivalent over the medium term.

The Basin is also well positioned to meet high margin intermediate and peaking needs through gas storage.

Slide 13 – Oil Production

Turning to oil and liquids production, the projects we have progressed over the last six months, Bayu-Undan and Mutineer-Exeter, will have a material impact on our production commencing from 2004.

In the meantime we are working to offset natural production decline.

The Cooper Basin has further oil potential and we have commenced a program aimed at optimisation of existing oil fields and commercialising low permeability oil.

In existing fields, we are working over wells and drilling infill wells.

We have also initiated our first secondary recovery program with a pilot waterflood.

As I have mentioned, the Legendre infill well was a success.

We are also working smaller oil discoveries which may have an impact next year.

As a Company, our oil fields are small and oil production has been falling since 2001. We are mitigating this by bringing on new fields and through optimisation of production from existing assets.

This year we expect total Company production to be down on last year at between 54 and 55 million barrels, although this does depend on seasonal gas demand.

The overall earnings outlook for the year will also obviously depend on oil prices.

Slide 14 – Acquisitions

As you can see, we have had an active six months transforming the Company organically; rather than through acquisitions, and what Acquisition and Divestment activity we have had, has been in divesting rather than acquiring.

Acquisitions are part of our overall strategy, but only part, and they have to meet strict criteria.

Some of the high level criteria are creating shareholder value, leveraging our competitive advantages and focussing on core areas.

We are also continually looking at exploration and exploitation opportunities and acquisitions have to compete with them for capital.

Slide 15 – Santos

In summary, the first half of the year has been a period of significance for Santos. We have made enormous progress in a number of areas.

The base business continues to perform well as evidenced by our cash flow.

We have a range of growth projects which are transforming the Company.

We maintain our strong dividend.

I will now ask Peter to run through the financials.

Finance

Santos 2003 Interim Results

Peter Wasow
Executive General Manager – Finance & Accounting
Santos Ltd
20 August 2003

Slide 1- 2003 Interim Results

Thank you John, and good morning.

Today, I will talk about how Santos is performing against our objectives, with a special emphasis on capital allocation.

In summary,

- We are tracking right where we said we would be,
- and although we can't report production growth, we do have good news on:
    - prices,
    - costs, and
    - portfolio management

Let me start by looking at sales.

Slide 2 - Sales Grow

There are a couple of stories here.

On the gas front, its good news all around.

Prices are up in both the US and Australia. At home, we are starting to see the impact of higher prices for Cooper gas, with the overall average Australian gas price exceeding $3 per gigajoule for the first time in the second quarter. The US gas market is also very strong with prices averaging just over US$6 per mcf, or more than three times the Australian domestic gas price.

New gas production of around one million barrels equivalent from the US, Otway and East Queensland units was almost offset by reduced sales from Central Australia. Mild weather conditions, Qenos' inability to take normal volumes and even bushfires accounted for much of that decrease.

On the liquids side, stronger prices were largely offset by predicted field declines and production delays.

Crude prices were up by over US$6 to $28.63, but the benefit was lower in A$ terms. I have a slide later which separates the effects of commodity market movements from effects under our control.

The decrease in crude volumes came from four sources:

- field decline accounted for 300kbbl, primarily in the Cooper Basin, Eastern Queensland and Elang/Kakatua.

- production delays in the Carnarvon Basin cost a further 600kbbl

- decreased condensate volumes of 300kbbl was due to lower gas production in the Cooper Basin and from East Spar.

- And finally, liquid volumes were further reduced by 100kbbls, due to the timing of liftings.

Slide 3 - Production Cost Falls

We have made some significant gains in cost performance, notwithstanding bringing new fields onto production, and the effects of some non production related items.

We have reclassified our cost definitions, and included in the back up pack is a slide detailing how our costs are now aligned with those of our US peers.

This change makes it easier for us, and for you, to assess our relative performance. Basically we define production cost and netback in the same way as JS Herold. This allows for straight comparisons between our results and the industry benchmark data published by them.

We talk about two cost elements now: ***production cost*** which is basically field related costs and ***operating costs*** which include production costs plus transportation and severance type taxes.

Production costs of $131 million are $6 million lower in 2003 largely driven by $15 million in cost savings from:

- Lower costs in the Cooper Basin ($8 million),
- Lower Elang/Kakatua lease costs ($3m),
- Lower Carnarvon costs ($4 million).

These savings were offset in part by:

- New production coming on stream (Patricia Baleen, Scotia and Esenjay (together more than $3 million)),
- Increased insurance costs ($3 million), and
- One off costs associated with the Moonie pipeline leak (another $3 million).

On a $/boe basis, production costs have decreased slightly: a good result against a backdrop of declining production, and increases in the number of fields on production.

In terms of overall operating costs, the impact of higher prices, and the fact that we have utilised all our carried forward deductions on East Spar, mean that PRRT and royalties eat into our netback to the extent shown on this chart.

Slide 4 - Netback Climbs

Let's combine these elements and examine the effect on margins.

This chart tries to break out the effect of commodity market movements on the one hand, and management actions on the other, which together impact margin, or netback.

If we look at all the commodity market effects together, we see how the benefit of higher US$ product prices has been eroded by the strength of the Australian dollar.

The net of these items is an upward movement of $1.10 per barrel.

Of more interest is the scorecard for management. On the right hand side of the chart we see the combined effect of higher contract values for Australian gas, and the benefit we are enjoying from making the portfolio choice to invest in higher value US gas rather than domestic gas. Together with the cost savings we have been able to make, we have been able to counter the effects of declining volumes and increases in PRRT arising from utilising our carried forward deductions.

The bottom line is that our netback is improving, and not just as a result of our riding on the back of commodity market movements.

Both costs (and while this is a small positive, remember it is on the back of lower production), and prices, are responding to our deliberate efforts to improve the profitability of our base business. In all, management actions have improved netback by more than 50 cents a barrel.

Slide 5 - Improvement Program Delivers

One other area in which we see good results is our business improvement program.

You will recall that we made the original commitment to deliver $50 million in saving by the end of this year, and then doubled that target at the full year results presentation.

I can report that we are again ahead of our commitment, again ahead of time, and that we now have saved about $113 million.

The star performers for us are

- production optimization: the systematic programme of well remediation in favour of new gas development, and
- drilling, where performance is now at a level that we use drilling costs as part of our competitive position when farming in or seeking new acreage.

In the light of our good progress to date, we have increased the target to $130million by year end.

Slide 6 - DD&A is on Track

As forecast at the full year results presentation, DD&A is being charged at about the same rate as for the full year 2002.

This slide breaks down the main elements of DD&A, and shows that while our depletion charge is higher when compared to the first half last year, when compared to the average for 2002, the rate for this year is practically the same. You can see on the chart to the right that the average for 2002 would be around $5.43, so that our depletion rate for the first half is right around that level.

Remember that we revise reserves only once a year, and as a result, the effect of any changes are incorporated into the second half figures. This is the reason for the difference between the two halves. You need to take the average over the whole year to understand the true depletion rate.

Slide 7 - EBITDA Steady, Exploration Results

And so, to the bottom line.

We've talked about the elements impacting our operating profit, so I guess it is enough to point out that EBITDA is over $500 million for the half, that our work on gas prices and production costs contributed $46 million, while the lower liquid volumes that we predicted are clawing back much of the crude price gains.

The new item to discuss on this slide is the exploration write-offs, which total $30million for the half. We have also written down $4 million in listed investments, to reflect the security's price at the end of June.

Last year we adopted more stringent guidelines for carrying forward exploration expenditure. Basically, for exploration in areas without production, we need to be satisfied that the results of the program are sufficiently encouraging on an EMV basis to carry it forward.

John has talked about the results of our exploration programme for the first half, and here you see the financial outcome. Basically this figure represents expensing of the Bawean wells north east of Java and the Bosavi well in PNG, together with amounts carried forward on that permit.

Slide 8 - Cash Flow Growth is Strong

But the real Santos story is best told by this chart. The company's investment and operating performance is neatly rolled into this single metric, which demonstrates a decade of sustained 12 percent compound growth in operating cash flow.

A lot of people have asked me about whether we will adopt successful efforts accounting, how we treat DD&A, and the big one, when will we stop spending so much capital. These are questions that I suspect are posed because people want to know how we are really doing.

The real bottom line should always be about how much cash we generate, and whether that amount is growing. The next chart talks about free cash flow and how much we have spun off, but free cash flow can only be counted if you haven't been harvesting the business.

And on that score the message from this slide is pretty clear: Santos has been investing and operating well, to the extent that we have created a company that has grown its cash generating capacity by about 12 per cent, year on year.

For those of you who are wondering, the cyclicality in the last few half years is caused by the natural cyclicality in our gas business, and the tax instalment system which was changed in 2001, and which now works to accentuate the natural business cycles.

Slide 9 - Continuing FCF Strength

And so we come to the final test: has the business been able to grow, and been able to reward its shareholders with free cash flow?

In summary, Santos has spun off almost $800 million in dividends, while reducing debt by $350 million, in the past four years.

After allowing for the reset convertible shares and buyback, Santos has generated over $1 billion in cash benefit to shareholders in this period either by way of:

- recurring or special dividends,
- share buy backs, or
- by reducing the call debt holders have over the company's assets.

And let's not forget the previous chart, this has happened while investing to build a company with a proven 12% growth trajectory.

So what does this mean for the future?

In simple terms it means that shareholders can expect that we will continue to focus on delivering a stable dividend. Our portfolio of growth projects will begin to bite in 2004, but fully in 2005 and later. Until then, Santos has the operating cash flow, the debt headroom, the franking credits and the retained earnings, to continue to fund its organic growth projects and to pay dividends at the current level, although the level of future dividends is of course a decision for directors.

But there is one other source of funds for Santos: its asset portfolio. You will have noted the sale of some of our interest in Oil Company of Australia. When we see the independent experts report we will consider selling the rest of our holding into Origin's offer.

What you have seen is the first evidence of our determination to be a superior capital allocatur. I'd like to dwell on this point for a moment.

Slide 10 - Superior capital management

I guess it's a fact of life that investors are keen to understand how we allocate capital, particularly when the operating cash flow is growing so strongly and when EBITDA margins are 60 to 70 percent. Many E&P companies have a poor track record with the cash they generate. But Santos is different.

Our business strategy has only three elements, and superior capital allocation is one of them. It is as fundamental a part of value creation for us as exploration. We believe that there a few key ingredients that work to set up a virtuous, self reinforcing cycle.

[build 1] pause for 5 seconds [build 2]

It starts with strong ratios. This is about having the financial flexibility to let the ratios move around a little as you take lumpy opportunities. It is fundamental to earning superior returns in this business. And here, we have very strong balance sheet and cash flow metrics, well ahead of stress levels for a BBB+ credit. This is the evidence that we have been disciplined with our capital in the past.

[build 3]

The next element is having a strong suite of opportunities to invest in. If the cupboard is bare, companies invest in marginal projects, but if the larder is well stocked, you can take your pick. And we now have a slate of flagship projects that not only deliver profitable growth, but that set a base load of capital appetite that forces us to farm out or divest the less attractive opportunities.

[build 4]

What comes next is a better tool than NPV to decide when to invest. We have developed processes, tools, and language to help us understand the captured and option value inherent in projects, and importantly how they contribute to our strategic goals to help us decide what to invest in. The economics of stranded gas, Carnarvon oil development, and Indonesian exploration are just too different to try to optimise on NPV alone. We choose projects not just because they are economic, but for what they do for our key metrics, and cash flow growth is prime among them.

[build 5]

But all the capacity, inventory and process in the world won't keep a management team from making the wrong investment choices, if it doesn't have the will. That's why superior capital allocation is in our strategy statement. That's why I'm employed. And that's why we divested part of OCA, and why you will see us making good capital decisions: not only in terms of what goes into the portfolio, but also what stays there.

You can see the evidence of us managing our portfolio in the way we've essentially swapped Bayu Undan LNG and additional optimization projects for our interest in OCA: both being funded by the proceeds we expect from the sale. Sure we could have just spent the extra capital, we have the cash flow this year, but it's much better to fund new growth from assets whose purpose has been served. So while we will spend more this year than we first planned, as we promised at the full year result presentation all the additional capital is expected to be found from within our portfolio.

And this brings us back to where we started: if we get these things right, we will continue to have strong ratios, with growing cash flows, and the cycle keeps rolling on.

This doesn't mean that there will never be a time when the balance sheet is more stressed than it is now, but it does mean that it won't be there unless there's money to be made.

I'll hand you back to John to talk us through the remainder of '03.

Exploration

Santos 2003 Interim Results

John Ellice-Flint
Managing Director
Santos Ltd
20 August 2003

Slide 1 – Exploration Title Slide

Thank you Peter.

I will now explain our exploration program in more detail.

Our aim at Santos is to have the people and the processes to allow us not only to replace production but to find the next flagship field for the Company.

In our portfolio we already have the Cooper Basin which definitely fits the definition of a giant field. We also have our interest in Bayu-Undan and huge contingent gas resources.

With our new acreage we are well positioned to discover new fields to underpin the Company's long-term growth.

We maintain a balanced exploration program overall, but finding another legacy asset is the top priority.

This means a higher risk higher reward program.

During the first half, six out of our eight wells discovered hydrocarbons but not in commercial quantities.

However, we are only part of the way through the 2003 exploration program and two thirds of our exploration wells will be drilled in the second half of the year. We look forward to improved performance as the program intensifies.
The largest part of the exploration write-off resulted from the unsuccessful Bosavi well in Papua New Guinea.

The other major contributors to the writedown were the results of the Calypso and Titan wells in Indonesia. These wells found one and a half trillion cubic feet of gas but unfortunately it was 80 percent carbon dioxide. This wasn't expected as the wells are 60 kilometers apart and are surrounded by wells that contain only minor amounts of carbon dioxide.

Slide 2 – New Exploration Acreage

During the first half we continued to build a more meaningful exploration program through high grading our existing acreage and adding new opportunities through farmins and new acreage awards.

During the first seven months of 2003 we acquired or farmed into eight permits, with significant future exploration plays, in six basins.

Our exploration acreage in Australia and Asia increased by over 11 percent.

Slide 3 – Exploration Program

This makes our forward exploration program one of the most exciting programs that Santos has embarked upon and if successful will provide the next platform for growth after the Bayu Undan and Mutineer Exeter developments.

The program involves some high risk but high potential wells in deep water plays in the Otway Basin in Southern Australia and the Kutei Basin in Indonesia.

Overall the 14 well program will expose Santos shareholders to a mean unrisked resource potential of over 135 million barrels with an upside of over 280 million barrels net to Santos.

I will now discuss some of the key wells.

Slide 4 - Kutei Basin

During the first half we farmed into the petroliferous Kutei Basin off East Kalimantan, Indonesia. Over 4 billion barrels of oil have been discovered to date in this basin, as well as over 40 trillion cubic feet of gas.

The Kutei Basin contains a late Tertiary delta system with emerging deep water potential. Deep water settings are proving to be of great significance in other Tertiary basins such as the Gulf of Mexico and West Africa.

Santos has acquired a 20 percent interest in the Popodi and Papalang PSCs, operated by Unocal. These PSCs are in deep water and cover 9,600 square kilometres with a significant number of leads and prospects.

The Basin contains giant producing gas fields, including the Tunu field containing more than 9 trillion cubic feet and the Nilam field with greater than 5 trillion cubic feet.

The gas fields in the Kutei Basin support one of the world's largest LNG plants at Bontang.

Key oil discoveries in the Kutei Basin include the Attaka field with more than a billion barrels of recoverable oil and the Handil field with 800 million barrels of reserves.

Importantly significant discoveries have recently been made on the western boundaries of our newly acquired blocks.

Just two weeks ago Unocal announced the Gehem gas and oil discovery immediately to the west of the Papalang PSC. This is a resource of 350 to 550 million barrels of oil equivalent.

The West Seno oil field, which is due to come onstream this month, will be Indonesia's first deepwater producing oil field, located to the south west of the Popodi PSC in over 1,000 metres of water.

The key here is that we are utilising proven cost-effective deepwater drilling technology with a world class operator. This reduces the risk for our investors.

Three exploration wells targeting oil are planned to be drilled during the three year exploration program, two in the Popodi PSC and one in the Papalang PSC.

Slide 5 – Popodi PSC Prospect & Seismic Map

The Popodi PSC covers an area of 5,396 square kilometres with multiple prospects in a variety of play types.

Several prospects have been high graded and are ready to be drilled in line with our work program.

The first prospect to be drilled is Pohon 1 which is a large anticlinal feature targeting oil in Miocene Turbidite sands.

The well will be drilled in over two thousand metres of water and has an upside of over 150 million barrels of oil.

The well is currently estimated to cost around six million dollars US.

The Upper Miocene is the primary target but in the light of the Gehem discovery, the Middle Miocene is also being assessed, as illustrated by the well design on the seismic.

The fact that we have gained these interests is another sign of the significant changes occurring at Santos. They have been achieved by our New Ventures group, who have also assisted in gaining our new Otway acreage.

Slide 6 – East Java Basin

Further south in Indonesia, we are attracted to East Java by the burgeoning domestic energy market and the significant growth in demand for gas.

Electricity demand in Indonesia has grown by over 10 percent per annum over the last decade, despite two Asian recessions.

The removal of fuel subsidies has resulted in fuel switching and a dramatic rise in the demand for gas as a source of fuel for power generation.

Over the next 5 years demand for gas in East Java is estimated to exceed supply by over 300 million cubic feet per day.

Santos is well positioned to meet some of this growing demand with production from the Oyong and Maleo fields, with combined resources in excess of 400 billion cubic feet.

Our next exploration well on this play trend is the Mangga well.

The resource range of this prospect is up to 270 billion cubic feet of gas and is an up-dip test of the Anggur well drilled in 2001.

In the event of success the discovery will be developed in conjunction with Oyong.

The east Java Basin is an emerging opportunity with multiple plays, both oil and gas, with significant discoveries in recent years in both onshore and offshore.

Over one and a half billion barrels of oil and 15 trillion cubic feet of gas has been discovered.

We will also remain active in evaluation and acquisition of blocks in the area.

Slide 7 – Otway Basin

Turning to Australia, the offshore Otway Basin is a high risk frontier exploration play containing the potential for significant discoveries.

The offshore Basin is a rift play. Similar plays have been successful on other continental margins.

Our interest is driven by the possibility of large oil plays as we move into deep water exploration.

The Gulf of Mexico and offshore Brazil are two examples where gas discoveries occur on the shelf in shallow water and where oil discoveries have been found in the deepwater. We are testing a similar concept in the Otway.

We had hoped to commence drilling in November. However, there is a possibility that drilling will be delayed because of the unavailability of a suitable deepwater rig.

The point here is that Santos is a key acreage holder and is well positioned for success.

We have now secured a further block, T/35P, with a competitive work program. As you can see from the slide, this gives us a commanding acreage position along the rift margin trend.

Slide 8 – Amrit Prospect

I will focus here on the first well to be drilled in the program, which is the first of the key tests of the deep water acreage trend in the Otway Basin.

This is Santos' first operated deep water exploration campaign and is a milestone for the Company.

Specific technical expertise is being provided by Unocal, an experienced deep water explorationist.

Amrit, the first well in the campaign is estimated to cost around 20 million Australian dollars gross and has a resource potential of over two hundred million barrels.

The high amplitude seismic reflections are encouraging as they indicate the existence of potential hydrocarbons.

This will be the first test of this unproven petroleum system.

The well will be drilled in a water depth of 1,450 metres with a total well depth from the rotary table of 3,400 metres.

The Amrit well is the first of three wells planned for the two permits P51 and P52. The other two wells are Hill and Callister.

Slide 9 – Carnarvon Basin

Moving to Western Australia, our Carnarvon Basin operations remain the cornerstone of our oil business.

Last year over 60 percent of our oil production came from this Basin.

Our current exploration program focuses on high value opportunities which can be tied to existing facilities.

Slide 10 – Ajax

One of our most interesting plays is the Ajax prospect, which will be drilled in the current half.

This well is a high risk stratigraphic trap in Oxfordian sands with a resource range of up to 70 million barrels of oil.

As you can see from the slide there is clear evidence of a mound like structure on 3D seismic, indicating the potential of a Turbidite reservoir.

The main risk is lateral and up-dip seal.

There are a number of follow-up prospects that can be drilled if the Ajax well is a success.

Slide 11 – Cooper Basin Strat Plays

During the second half we also plan to recommence the Cooper Basin wildcat program with the largest true exploration program in five years.

This program will target stratigraphic traps.

We are leveraging off our success in 2001 with Beckler Bow and Wellington, which established the existence of non-conventional traps.

This years focus is on similar play concepts.

Up to six wells will be drilled in 2003 and the first well, Kinta, is expected to spud late September.

There is significant upside if the play works with potential for some prospects to deliver over 50 billion cubic feet.

Slide 12 - Exploration Summary

Altogether we have an active exploration program before us with a number of high risk but potential high reward plays.

The key to our program is the fact that we are exposing our investors to the opportunity of substantial upside while managing risk.

There will inevitably be changes in timing but we are still looking at a total program for the year of around 150 million Australian dollars.

Slide 13 – Portfolio of Growth Options

In closing, it is clear that Santos is on the move.

We have a good base business that generates a strong cash flow to fund growth and reward share holders through dividends.

Santos continues to expand its growth profile as more developments are committed to or are close to approval and our operating results demonstrate our technical competencies.

We also have the financial flexibility to be really effective in optimising our portfolio and reinvest capital wisely.

Thank you for your time today.

I will now hand you back to Graeme who will chair the question and answer session.